THE RBB FUND, INC.

Bellevue Park Corporate Center

103 Bellevue Parkway

Wilmington, DE 19809

February 27, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (the “Company”) -

Pre-Effective Amendment No. 1 to the Registration

Statement on Form N-14 (File No. 333-156102)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request that the effective date of the above-referenced Pre-Effective Amendment to the Company’s Registration Statement on Form N-14 (the “Pre-Effective Amendment”) be accelerated so that the Pre-Effective Amendment may be declared effective on March 2, 2009 or as soon thereafter as practicable.

Thank you for your consideration of this request. Should questions arise in conjunction with this request, or if there is any way we can be of assistance in expediting the processing of this request, please call Michelle Lombardo, Esq. at (215) 988-2867.

Very truly yours,

The RBB Fund, Inc.

By:	/s/ Edward J. Roach
Edward J. Roach
President and Treasurer

PFPC Distributors, Inc.

By:	/s/ Bruno Di Stefano
Bruno Di Stefano
Vice President and Director